Bruce Markets LLC

Exhibit 3

Form ATS-N Correcting Amendment (December 16, 2025)

ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5: <u>Other Products and Services</u>

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (<u>e.g.,</u> algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?	◉ Yes ○ No
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the	The BDO provides Bruce ATS market data to Bruce Markets Holdings LLC ("Bruce Holdings"), the parent company of the BDO. The BDO is solely responsible for the creation and organization of market data and provides that data to Bruce Holdings for real-time distribution.

applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

Additionally, the BDO provides non-real-time market data via SFTP files for both Subscribers and non-subscribers. For example, Subscribers may receive information such as billing information, daily trade files, stock locate file, etc. In addition, non-Subscribers may receive non-real-time reference-price band files, and/or stock locate files via SFTP distribution.

Bruce Holdings has engaged Nasdaq Data Business Inc. as a service provider to facilitate the distribution of Bruce ATS market data.

Bruce ATS Market Data Subscribers can include Bruce ATS Subscribers, non-Bruce ATS Subscriber participants, market data vendors and information portals (e.g., media companies).

Bruce Holdings distributes two types of Bruce ATS market data feeds: i) top-of-book (i.e., "Level 1") and ii) depth-of-book (i.e., "Level 2") (collectively "Bruce ATS Market Data Feeds"). Level 1data includes the most aggressively priced aggregated bid and offer. If the order represented by the displayed quote in the Level 1 data is outside the price bands, the order is accepted, displayed but not executable, (as described in Part III. Item 10). and Level 2 includes information (described below) about when an order is added, replaced, canceled, and/or executed. Level 2 data also includes passive orders (as described in Part III. Item 10) that are priced outside of the 20% price bands that are accepted, displayed but are not executable. This All of the market data is not attributed to any Subscriber.

Information on orders displayed includes: 1) Time, 2) Order ID, 3) Side Indicator, 4) Quantity, 5) Symbol, 6) Price. See Part III, Item 11(a) and Part II, Item 7 above for more information.

Recipients of the Bruce ATS Market Data Feeds must subscribe for the data by entering into a market data agreement with Bruce Holdings or a third party (collectively "Bruce ATS Market Data Subscribers"). Bruce ATS Market Data Subscribers include broker-dealers that also subscribe to Bruce ATS for the purpose of transacting in securities, as well as recipients that subscribe solely for access to the data. It is not a requirement for a Bruce ATS Market Data Subscriber to be a broker-dealer. Each Bruce ATS Market Data Subscriber is subject to the same terms of use.

Bruce Holdings disseminates the Bruce ATS Market Data Feeds to Bruce ATS Market Data Subscribers in one of two ways: i) directly from Bruce Holdings to the Bruce ATS Market Data Subscriber, or ii) indirectly via third-party distributors. Third-party distributors include vendors or service providers that redistribute market data. Bruce ATS Market Data Subscribers receiving market data via third-party distributors may experience additional latency compared to those receiving data directly from Bruce Holdings. For further information regarding market data dissemination, please see Part III, Item 15.

Additionally, the BDO provides its Subscribers with access to various data, including but not limited to, post-execution trade data files, fees/billing summaries, reference prices, that may include confidential trading information (CTI), via a third-party platform called Egnyte.
The BDO also provides non-subscribers with non-CTI, for example including but not limited to stock locate file, FIX specifications, etc. For more information see Part II, Item 6(b).

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-	◉ Yes ○ No

Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?	
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.	As discussed in Part II, Item 5a, Bruce ATS Market Data Subscribers, who could include Bruce ATS Subscribers, must subscribe by entering into a market data agreement with Bruce Holdings or a third party. Bruce ATS Market Data Subscribers include broker-dealers that also subscribe to Bruce ATS for the purpose of transacting in securities, as well as recipients that subscribe solely for access to the data. It is not a requirement for a Bruce ATS Market Data Subscriber to be a broker-dealer or Bruce ATS Subscriber. Bruce Holdings offers Bruce ATS Market Data Subscribers the option to receive Bruce ATS Market Data Feeds either directly from Bruce Holdings or indirectly via third-party distributors. For further information regarding market data dissemination, please see Part III, Item 15.
d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 7: <u>Protection of Confidential Trading Information</u>

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

i. written standards controlling employees of the ATS that trade for employees' accounts; and

ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

Subscribers' Confidential Trading Information ("CTI") includes:
- Subscriber order and execution information (i.e., symbol, side, size, quantity, price, type) (discussed in detail in Part III, Item 7(a));
- Subscriber-attributed execution detail;
- Individual Subscriber order and execution statistics;
- FIX messages sent to Bruce ATS from Subscribers; and
- FIX messages sent from Bruce ATS to Subscribers

The BDO does not consider post-execution information typically of the type made public under Bruce ATS's Market Data Feeds, reporting, or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated nature (e.g., aggregated and anonymous execution statistics and the information disclosed as described in Part II, Item 7(b), below) to be classified as CTI. Furthermore, CTI originates from Bruce ATS, where orders are received and processed almost instantaneously by the BDO before being immediately made available to Nasdaq Data Business Inc. as market data. Nasdaq Data Business Inc. disseminates the order information via a multicast feed within milliseconds following the submission of an order. As a result, the window during which this data qualifies as "confidential" is so brief that the opportunity for CTI misuse is de minimus.

As discussed in Part II, Item 5(a), Bruce ATS provides Subscribers with reports containing data that includes or is derived from CTI specific to the respective Subscriber. All such reports adhere to Bruce ATS's policies pertaining to the protection of CTI. Report content containing only aggregated or non-attributed data are not classified as CTI. Reports containing non-aggregated information that reflects an individual Subscriber's experience will be shared, confidentially, only with that Subscriber and any authorized parties of a Subscriber (e.g., a Subscriber's clearing firm or a Subscriber's customer).

The BDO has established confidentiality and information security policies and procedures, including the protection of subscriber confidential trading information, which apply to all BDO personnel and Shared Employees with access to CTI until such information is published on the Bruce ATS Market Data Feeds. Subscriber CTI is encrypted and access-controlled with access only granted upon Compliance personnel approval based on a "rights of least privilege" methodology and on a "needs to know" basis in order to perform required job duties. Refer to Part III, Item 7(d) for additional information. Furthermore, personnel with CTI access must complete mandatory security awareness training.

Third Party Access Protections:

Certain Ocean employees have access to CTI, including information regarding individual orders and executions, names of Subscribers, and volume of orders in the ATS. Such employees include Ocean staff from compliance, operations, technology development (including trading and surrounding systems), product management, and business management.

Ocean's policies and procedures (i) restrict which Ocean employees have access to CTI, and (ii) implement information barriers that prohibit employees with CTI from sharing such information in an unauthorized fashion, as well as (iii) impose personal trading limitations.

Ocean's policies and procedures employ a three-pronged approach to permission access to the Bruce ATS. First, an Ocean employee must complete Compliance training specific to the Ocean business unit. Second, an Ocean employee must request, and Ocean Compliance must approve, access to each Bruce ATS system operated by Ocean based on the employee's designated role and responsibilities where such role and responsibilities require access to the Bruce ATS. No other Ocean employees have access to the Bruce ATS or Subscriber Confidential Information. Third, once approved, the Ocean employee must complete Ocean's annual compliance training. Furthermore, the BDO requires that Ocean obtain express approval from the BDO's Chief Compliance Officer or designee before granting access to CTI for any user and to perform quarterly reviews to confirm system access or entitlements remain accurate and terminate systems access or entitlements that are no longer necessary.

Ocean employees who have access to CTI are subject to Ocean's "Information Barriers and Conflict Management Policies and Procedures." Pursuant to these procedures, Ocean employees are prohibited from sharing CTI with other employees (including at Nasdaq) who are not expressly authorized to receive such information. All Ocean employees are also subject to Nasdaq's Global Trading Policy ("GTP"), which outlines all requirements and restrictions related to personal trading activity, including holding periods, annual attestations, IPO restrictions, and a prohibited list. Ocean employees are required to disclose personal investment and brokerage accounts, positions, and transactions. Nasdaq's Global Ethics Team monitors personal trade activities against GTP. Ocean also conducts electronic communications reviews to identify policy violations, including non-compliance with the above-referenced policies and procedures.

In addition to the foregoing, Ocean maintains written policies and procedures concerning unauthorized disclosures, which include escalation procedures for such incidents. In this regard, Ocean will promptly notify the BDO of any actual or suspected unauthorized disclosure of confidential information, which includes Subscriber CTI (so long as not prohibited by applicable laws, rules, or regulations).

The BDO has the right to audit Ocean's operation of the ATS, including Ocean's access to and use of CTI, either through audits conducted by the BDO's own audit team or by third-party auditors. Such audits may be conducted onsite or offsite.

In addition to Ocean personnel, Ocean has retained S3 to submit trade reports to the Consolidated Audit Trail ("CAT") on the BDO's behalf. Accordingly, certain S3 personnel have access to Bruce ATS and order and trade information, which are components of CTI. Only S3 personnel that are required to perform approved tasks (i.e., performing the trade reporting functions on the BDO's behalf via its relationship with Ocean) are authorized to access the relevant CTI (as described above). To ensure that only authorized personnel access the relevant CTI, and that authorized personnel only use such access to perform approved functions, S3 performs periodic access audits. An attestation setting forth the results of these audits are provided to the BDO. In addition to the results of these audits, S3 will notify the BDO of any actual or suspected unauthorized disclosure of CTI.

Ocean also conducts electronic communications reviews monthly, or additionally as necessary, for potential policy violations, including non-compliance with the referenced policies and procedure and will promptly notify Bruce ATS senior management of any actual or suspected unauthorized disclosure of Subscriber CTI. Bruce ATS has the right to audit Ocean's operation of the ATS matching engine, including access to and use of Subscriber CTI, either through audits by Bruce ATS or a third-party auditor.

As noted earlier in Part II, Item 7(a), the window during which Nasdaq Data Business Inc. has access to CTI of Bruce ATS is so brief that the opportunity for CTI misuse is de minimus. Nevertheless, Nasdaq Data Business Inc.'s receipt and usage of Bruce ATS data is subject to (i) contractual confidentiality provisions pursuant to our data distribution agreement, which includes restrictive covenants requiring that Nasdaq Data Business Inc. protect and use substantially equivalent steps it takes to protect its own proprietary information to prevent any disclosure of Bruce ATS data, including CTI, (other than to those individuals who must have access to perform its duties under the agreement, and each such person must also affirmatively agree to comply with such restrictions); and (ii) Nasdaq Data Business Inc. personnel are subject to Nasdaq's Global Trading Policy, which outlines all requirements and restrictions related to personal trading activity, including holding periods, annual attestations, IPO restrictions, and a prohibited list.

Responsibilities For Users with CTI Access
Users with access to CTI, including BDO personnel, Shared Employees and third-party service providers, must adhere to the following:

1. Protecting CTI from unauthorized and even inadvertent access;
2. Remaining familiar with and adhering to information barriers;
3. Having CTI access removed or reduced when no longer needed;

4. Reporting breaches of CTI or other issues of non-compliance or potential non-compliance with this policy to the CCO.

Supervision
Quarterly, the Chief Compliance Officer or qualified designee will review users with access to CTI to confirm system access or entitlements remain accurate and terminate systems access or entitlements that are no longer necessary.

Avoiding Conflicts of Interest

In order to prevent the misuse of CTI and other potential conflicts of interest, the BDO has implemented the following policies and procedures, which are applicable to BDO personnel and Shared Employees:

1. Any personnel, including personnel of parent or affiliated companies, who directly or indirectly trade for or have influence over the trading decisions of a Subscriber or other trading entity are strictly prohibited from accessing CTI.
2. Everyone with access to CTI is prohibited from accessing and using CTI for any reason other than providing support and supervision of the ATS.
3. BDO personnel and Shared Employees are required to obtain compliance approval prior to establishing brokerage accounts, and approved accounts are subject to ongoing monitoring by the compliance department of the BDO or an affiliated company. Annually, each employee must attest in writing that they have disclosed to all their brokerage accounts and that they understand and will abide by company personal trading policies, including the prohibition of trading on material, non-public information which can include CTI.
4. No one with access to real-time CTI may trade for their own account during Bruce ATS's Trading Session whether through the ATS or elsewhere, unless an exception is granted for nominally-sized trades (less than $1,000 notional) entered for bona fide testing and observation purposes.
5. The BDO provides training to new hires and on an ongoing basis (no less than annually) regarding safeguarding CTI,

	information barriers, personal trading policies, material non-public information, and information and cyber security.
b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	◯ Yes ◉ No
d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.	The BDO's Compliance personnel grants access to CTI on a "rights of least privilege" basis when necessary to support Bruce ATS's: - Operations; - Risk management; - Subscriber support services; - Business and technological development and support; - Systemic testing; and - Regulatory reviews, testing, investigations, surveillances, and reporting. The below personnel teams or units have access to CTI. The BDO's management, comprised of the CEO, COO, ~~and~~ CCO and the Chair of the Board of Directors of Bruce Markets Holdings LLC ("Chair"). Management of the BDO have routine and supervisory responsibilities of the BDO and Bruce ATS, requiring access to all CTI. The Chair's responsibilities will include, but are not limited to, operations, client engagement and processes of the BDO and Bruce ATS, inclusive of real-time data and CTI.

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The Chair's responsibilities will include, but are not limited to, operations, client engagement and processes of the BDO and Bruce ATS, inclusive of real-time data and CTI.

The Chief Executive Officer of the BDO is responsible for all aspects of the BDO and Bruce ATS business and requires access to real-time and post-trade data to carry out his duties and responsibilities. Those responsibilities include but are not limited to Subscriber onboarding and support, monitoring system performance, surveillance, and supervision.

The Chief Compliance Officer of the BDO and additional compliance personnel who have responsibilities for the BDO require access to both real-time and post-trade data. Those responsibilities include, but are not limited to, the supervision of the BDO and Bruce ATS's compliance program, supervisory reviews and testing, trade surveillance, transaction and regulatory reporting, electronic communications review, research, investigation and the preparation and analysis of trade data.

The Chief Operating Officer along with the Operations & Support team of the BDO have access to both real-time and post-trade data. The Operations & Support team is the first point of contact for Subscriber and trade support, including Subscriber onboarding and use and implementation of Bruce ATS protocols. Access to real-time and post-trade data is essential to provide Bruce ATS Subscribers with fast and efficient support while resolving any issues. These personnel monitor system performance and connectivity throughout the Trading Session as well.

Shared Employees: Technology personnel may require access to all CTI to maintain network security, investigate any technical issues, provide software development and support, and manage the database infrastructure. Legal personnel may require access to post-trade CTI in connection with a litigation or regulatory matter, legal advice, or a merger or acquisition opportunity. Finance and accounting personnel require access to post-trade CTI in connection with the maintenance of the BDO's books and records as well as subscriber billing activities. All Shared Employees are subject to the written safeguards and written procedures to protect CTI described in this section, and are not permitted to use CTI that they have access to for unauthorized purposes. Any personnel, including personnel of parent of affiliated companies, who directly or indirectly trade for or have influence over the trading decisions of a Subscriber or other trading entity are strictly prohibited from accessing CTI.

All BDO personnel and Shared Employees will receive annual training on CTI.

With respect to service-providers, Ocean, S3 (via arrangement with Ocean), Nasdaq Data Business Inc., and Apex Clearing (the BDO's fully-disclosed clearing broker) will have access to CTI. The BDO has engaged Ocean to host, operate, and support the ATS and provide intraday surveillance monitoring tools and reports through its SMART platform, which necessitates that Ocean receive real-time order and execution data. Designated Ocean employees have access to intraday and historical Bruce ATS order and matching information in order to perform and manage various day-to-day troubleshooting, incident management and market operations tasks, software development, quality assurance, and maintenance activities. Such access also is required by Ocean in connection with conducting surveillance activities and managing Ocean's access entitlements for Bruce ATS. In addition, Ocean Compliance is responsible for managing requests for access and entitlements from within the Nasdaq organization and for overseeing Ocean's Information Barriers and Conflict Management policies and procedures, which are designed to control the potential breach and misuse of Bruce ATS's and other clients' confidential data. Ocean's receipt and usage of Bruce ATS data is subject to a confidentiality agreement.

Designated employees of S3, a subcontractor of Ocean, have access to Bruce ATS CTI for CAT and other reporting purposes on behalf of the BDO. These personnel have access to certain Subscriber identity and intraday and historical order and matching information. S3's receipt and usage of Bruce ATS data is subject to a confidentiality agreement.

Nasdaq Data Business Inc. has access to non-attributed quotes and non-attributed post-trade execution information, and its usage of Bruce ATS data is subject to contractual confidentiality provisions.
In connection with clearing services provided, the BDO's fully disclosed clearing broker, Apex Clearing, receives all of the executions of Bruce ATS's Subscribers. Those details include the Subscriber, quantity, side, symbol, time, and price of execution. As part of its relationship with the BDO, Apex Clearing is obligated to protect all CTI, including data and information related to Subscribers. Further, Apex Clearing is an SEC and FINRA-registered broker-dealer, and subject to

applicable laws, rules, and regulations concerning information security standards and obligations.

ATS-N/UA: Part III: Manner of Operations

Item 7: <u>Order Types and Attributes</u>

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ORDER TYPES, ORDER HANDLING, PRIORITY AND TIME-IN-FORCE
Bruce ATS only accepts firm limit orders ~~and~~ with Time-in-Force of "Day~~.~~" or Immediate-or-Cancel ("IOC"). For the purposes of Bruce ATS, "Day and IOC" order refers to the full trading session of 8:00:00 P.M. ET to 4:00:00 A.M. ET the following day (the "Trading Session"). All orders and messages are handled via single thread processing. Bruce ATS automatically cancels all resting orders that have not been executed by 4:00:00 A.M.

Except for trading in stocks priced below $1.00, Bruce ATS does not accept orders with sub-penny values in the price field. Bruce ATS does not route away.

Bruce ATS Order Book ranks orders by price / time based and are matched by price / time as well. Time priority is determined by the order receipt time. Trades are not priced or relate to NBBO, which is not available during the operation hours of Bruce ATS.

Order types cannot be modified since Bruce ATS only accepts limit orders.

Day Orders: For Day orders, the order will remain in the Bruce ATS until it is cancelled, the full quantity is executed, or the trading session closes. If a partial match of a Day Order occurs, the remainder of the Day Order will stay open in the ATS until it is matched, cancelled or

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can

expires. Immediate-or-Cancel ("IOC") Orders: IOC orders will match immediately with eligible resting contra-side orders and Bruce ATS will cancel back the remaining balance. IOC orders may not be modified, replaced, cancelled or routed by the Subscriber. Subscribers can cancel unexecuted Day orders at their discretion during the Trading Session.

Modifications to decrease an order's size through a cancel/replace instruction will maintain the original time priority of an order. Modifications that increase an order's size will result in a new time priority. Additionally, modifications to an order's price results in a new time priority.

Bruce ATS will process cancel requests immediately upon receipt, but executions may occur before the cancel request is fully processed Order types may be rejected for several reasons, including but not limited to, a violation of Bruce ATS's FIX specification or Subscribers' pre-trade credit and risk limits as set by the BDO (discussed in Part III, Item 2).

operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

◉ Yes ○ No

Item 10: **Opening and Reopening**

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Bruce ATS is available for connectivity beginning at 7:00:00 P.M. ET and begins accepting orders at 7:50:00 P.M. ET on each day the ATS is open for business. Bruce ATS does not accept and will reject all orders sent by Subscribers to Bruce ATS prior to 7:50:00 P.M. ET. Orders received between 7:50:00 P.M. and 8:00:00 P.M. ET are held in the order book until the Trading Session begins at 8:00:00 P.M. ET and ranked by price / time. When the Trading Session opens at 8:00:00 P.M. ET, Bruce ATS begins matching orders based on the terms of the orders and price and time priority. Bruce ATS ~~established~~ establishes a 20% reference price band for each NMS stock using the last print reported to the SIP at or prior to 7:30:00 P.M. ET during the post session (i.e. 4:00:00 P.M ET– 8:00:00pm ET). These reference prices are set ~~at the~~ before the opening of the ~~each~~ Trading Session and~~;~~ do not change after the trading session begins.~~.~~ In order to maintain a fair and orderly market the BDO may in limited circumstances update the reference price to reflect market news, corporate actions, system errors where the reference price is missing or incorrect, and significant price movements subsequent to the prior regular day's session and prior to the beginning of the Trading Session. ~~Specifically,~~The 20% reference price bands are established once the reference price is set. If the reference price is updated (for reasons mentioned above), the band will also update for that security. If the reference price or band can't be established for a security before the Trading Session, the ATS will not trade in that security.

~~-~~The ATS will reject orders outside the 20% reference price bands but will accept passive orders under certain circumstances. Accepting passive orders means Bruce ATS accepts all buy orders with prices at or below the upper band, which include unexecutable passive buy orders with prices below the lower band. Bruce ATS accepts all sell orders with prices above the lower band, including unexecutable passive sell orders with prices above the upper band. These orders are accepted and prioritized by price and time. For passive orders to become executable, they need to be canceled and replaced in order to become marketable. Bruce ATS automatically rejects ~~cancels~~ any order priced aggressively outside of the price band (i.e. sell orders with prices below the lower band will be rejected and buy orders with prices above the upper band will be rejected). ~~more than 20% above or below the last print at or prior to 7:30:00 P.M. ET on a national securities exchange during a post session, or the official closing price on a national securities exchange if former is not available. In limited circumstances, the BDO updates the reference price to reflect market~~

~~news, corporate actions, and significant price movements subsequent to the prior regular day's session and prior to the beginning of the Trading Session. In~~

At its discretion, the BDO may halt trading in one or more securities ~~security~~ or all securities trading through Bruce ATS in order to manage risk as discussed further in Part III, Item 20.

If trading in an NMS stock is halted by an exchange during the regular day session, that stock is not eligible for trading during the subsequent overnight session. Bruce ATS does not operate during regular and extended trading hours of the national securities exchanges, and trading halts are uncommon but possible during Bruce ATS's Trading Session. In the event an NMS stock is halted by an exchange during an overnight trading session, Bruce ATS cancels all orders for the affected NMS stock on the Bruce ATS's Order Book at the time of the trading halt and all new incoming orders are rejected. In the event that the halt is lifted, orders are accepted in the impacted security.

If a halt is imposed, Bruce ATS will notify all Subscribers and automatically cancel all orders in the Order Book for the subject security. Once the halt is lifted, Bruce ATS will notify all Subscribers that the halt has been lifted and that the subject security is available for trading.

Bruce ATS employs the same policies and procedures for order handling, pricing, priority, etc. as described in Part III, Item 7 once it re-opens and when a halt is lifted.

Bruce ATS does not use any special order acceptance, handling or execution procedures at the open, during a re-open or following stoppage of trading during regular trading hours.

At the open, during a re-open or following a stoppage, Bruce ATS accepts, handles, and executes orders and trading interests as described in Part III, Item 11(c).

| b. Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator? | ⦿ Yes ◯ No |

c. Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.	Bruce ATS does not operate during regular and extended trading hours of the national securities exchanges, and Bruce ATS ~~only~~ accepts "Day and IOC " orders. At the end of each Bruce ATS Trading Session, Bruce ATS automatically cancels all unexecuted orders. As described in Part III, Item 10, orders received between 7:50:00 P.M. and 8:00:00 P.M. ET are held in the order book until the Trading Session begins at 8:00:00 P.M. ET. At that time, orders are matched based on the terms of the orders and price and time priority. There is no unique handling of orders at the start of Bruce ATS's Trading Session hours, other than immediately executing any executable orders received between 7:50:00 P.M. ET and 8:00:00 P.M ET. Following a stoppage of trading in a security during Bruce ATS's Trading Session, all orders are automatically canceled and upon the stoppage being lifted, Subscribers are notified that the security is available for trading. All orders are handled in the same manner when trading reopens.
d. Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ◯ No
e. Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during	◯ Yes ◉ No

regular trading hours, and/or executions during regular trading hours?

Item 15: Display

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?

○ Yes ⦿ No

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

⦿ Yes ○ No

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders

Bruce ATS is a non-attributed display venue providing Bruce ATS Market Data Feeds containing market data during Bruce ATS's Trading Session to Subscribers and third parties that consume or redistribute market data. ~~This includes top of book (i.e., "Level 1"), full depth of book (i.e., "Level 2"), or both, for all symbols traded on Bruce ATS during the Trading Session. Level 1 data includes the most aggressively priced aggregated bid and offer, and Level 2 includes information (described below) about an order is added, replaced, canceled, and/or executed. Both Level 1 and Level 2~~

and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

~~include the last sale price for trades executed on Bruce ATS.~~ This includes information on Level 1 and Level 2 data that describes display and order acceptance in Part II, Item 5.

When a Subscriber submits an order to Bruce ATS, the order will be displayed (including odd and mixed lot orders). Subscribers cannot opt out of order display. Orders are displayed until canceled, cancel/replaced, executed, or expired.

Information on orders displayed includes: 1) Time, 2) Order ID, 3) Side Indicator, 4) Quantity, 5) Symbol, 6) Price. See Part III, Item 11(a) and Part II, Item 7 above for more information.

Bruce ATS disseminates security eligibility information prior to accepting orders at 7:50:00 P.M. ET (the "Opening Message"), which indicates all securities eligible to trade during that session. Following the Opening Message until 8:00 P.M. ET, Bruce ATS only sends updates to the eligible security list, if any. From 8:00:00 P.M. to 4:00:00 A.M. ET, Bruce Holdings sends the Bruce ATS Market Data Feeds that include the order information described above as well as execution information indicating that an order previously displayed has been executed. The counterparties for executions are not displayed.

Bruce ATS Market Data Subscribers include Bruce ATS broker-dealer subscribers that subscribe to Bruce ATS for the purpose of transacting in securities, as well as recipients that subscribe solely for access to the data. It is not a requirement for a Bruce ATS Market Data Subscriber to be a broker-dealer or Bruce ATS Subscriber. Each Bruce ATS Market Data Subscriber is subject to the same terms of use. Bruce ATS Market Data Subscribers must subscribe by entering into a market data agreement with Bruce Holdings. Bruce Holdings disseminates the Bruce ATS Market Data Feeds to Bruce ATS Market Data Subscribers in one of two ways: directly from Bruce Holdings to the Bruce ATS Market Data Subscriber, or indirectly via third-party distributors. Third-party distributors include vendors or service providers that redistribute market data. Bruce ATS Market Data Subscribers receiving market data via third-party distributors may experience additional latency compared to those receiving data directly from Bruce Holdings. Bruce Holdings offers

Bruce ATS Market Data Subscribers the option to receive market data either directly from Bruce Holdings or indirectly via third-party distributors. For further information regarding market data dissemination, please see Part II, Item 5.

c. If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 23: <u>Market Data</u>

a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.	Bruce ATS does not operate during regular or extended trading hours of the national securities exchanges, and there is no NBBO available for hours in which Bruce ATS operates. Bruce ATS obtains last print data from the Nasdaq SIP feed as of or near 7:30 P.M. ET that serves as the primary reference price for each NMS Stock that trades on Bruce ATS for that Trading Session. That reference price is the last sale price for each security printed on a national securities exchange or the closing price of the security on a national securities exchange if the former is not available. As discussed in Part III, Item 1<u>0</u><s>1</s> above, Bruce ATS only permits <u>executions</u> <s>orders</s> priced within 20% of the reference price.

b. Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?

⦿ Yes ○ No